Filed by Alpha Beta Netherlands Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

May 12, 2011

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus and the offer document regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document is available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer is not being made directly or indirectly in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual General Meeting

Deutsche Börse Aktiengesellschaft

12 May 2011

Dr Reto Francioni

Chief Executive Officer

Deutsche Börse Aktiengesellschaft, Frankfurt am Main

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 1

Ladies and Gentlemen,

I would like to welcome you to the Annual General Meeting of your company, Deutsche Börse AG. I would also like to welcome our online audience as well as representatives of the media.

Before I set out the Group’s financial results for 2010 and give you an overview of our performance in the first quarter of 2011, I would first just like to say a few words about the topic which will play a decisive part in shaping the future of this – your – Company and may open up extensive new prospects for us: that is, the plan to merge Deutsche Börse AG with NYSE Euronext.

Ladies and Gentlemen, as you will have gathered from our announcements, on 15 February 2011 we signed an agreement on merging the two companies, after the Supervisory Board of Deutsche Börse AG and the Board of Directors of NYSE Euronext had given their approval.

The merger we are seeking presents a unique opportunity for our company. It will enable us to create the world’s leading exchange organisation. The new company will be the world market leader in derivatives trading and risk management, and the biggest and best-known exchange for listing and trading shares. The new exchange organisation will be able to offer its customers global reach, innovative products, operational efficiency, improved efficiency in the use of capital in the amount of several billions of euros a year, and an expanded range of technology and market information solutions. The merger will bring immediate, concrete financial benefits and attractive growth prospects for you, our shareholders. More specifically, benefits will include cost and revenue synergies. Since the announcement in February, we have been working together with NYSE Euronext on planning the integration and have already identified additional synergies.

The merger plans are guided by strict entrepreneurial logic – to the benefit of shareholders, issuers, investors, staff and the financial centres of Frankfurt and New York. In recent years, Deutsche Börse AG has developed to become the European pioneer and trendsetter for the sector. No other exchange in Europe can boast a comparable development. Now we want to combine with a strong partner at a global level. On this compelling basis, the financial markets in Europe and North America will be able to take their next steps on the path of growth, including in the Asia-Pacific region. Your company, Deutsche Börse AG, will play a decisive role in this. We are thereby underlining our strength, because it takes a strong company to undertake a step like this, with its global reach. The merger will create the world’s leading exchange organisation with a market capitalisation in excess of €17 billion, with sales revenue of more than €4 billion and EBITDA exceeding €2 billion. You, as shareholders, will obviously have an appropriate share in the profits of the new company in the form of an attractive distribution policy.

The merger is an excellent opportunity for the Company. If we exploit this, it will, at a stroke, take our company into another dimension.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 2

In Germany a decisive step forward was taken at the beginning of this month: BaFin, the German Federal Financial Supervisory Authority, approved the publication of the offer document for the merger. Prior to publishing the offer documents in Germany, these were approved by the US regulatory authorities (Securities and Exchange Commission, SEC). This means that you, the shareholders of Deutsche Börse AG, have until 13 July this year to exchange your shares for shares in the holding company of what will be the world’s largest stock exchange group. You will receive one share in the new company for every share in Deutsche Börse AG. In other respects, too, such as obtaining the necessary regulatory and anti-trust approval, we have made significant progress since the announcement in February. We are therefore confident that we will be able to complete the merger at the end of this year as planned.

I believe there are few transactions which are quite as attractive as this one. Other people have also recognised this. It was not for nothing that, shortly after we announced our plans, other people exerted a great deal of energy in attempting to undermine this significant merger – though with little prospect of success, if I may say so.

Ladies and Gentlemen, this merger is, I suspect, a unique opportunity for our Company. We will discuss these important plans in greater detail later on. But before that, and in somewhat briefer fashion than in previous years, I would like, firstly, to present the annual financial statements of Deutsche Börse AG as well as the consolidated financial statements for 2010, along with the accompanying management reports; secondly, to sketch out our performance in the first quarter of the current year; and, thirdly, to give you an overview of our current measures to achieve further efficiency improvements and our growth initiatives, and to present our dividend proposal.

1.	Financial year and financial statements for 2010

In 2010, our business performance saw improvement in most areas of Deutsche Börse Group. You can read up on the details of this performance in our annual report, on our website, or using the information screens here in the Jahrhunderthalle. Since the Annual General Meeting was convened in the electronic Federal Gazette, the approved annual financial statements and consolidated financial statements with the corresponding management reports as at 31 December 2010, as well as our Executive Board report in accordance with section 289 (4) and (5), section 315 (2) no. 5 and (4) of Handelsgesetzbuch (HGB, the German Commercial Code) have been available for inspection. I will limit myself in the following to the main points, and otherwise refer you to the documents mentioned.

Let us look first at how our four business segments did:

(Slide 1)

Order book volumes at Xetra, our regulated electronic cash market, rose 16 percent in 2010 to reach €1.3 trillion.

In the regulated derivatives market Eurex, which also includes clearing services, the number of contracts traded rose 12 percent to 1.9 billion – not including the US-based International Securities Exchange (ISE). This growth must be set against a drop of 22 percent at ISE, which led to a further write-down on intangible assets.

In our post-trade segment, Clearstream, average custody volumes were up 5 percent at €10.9 trillion. In December 2010, we even notched up a new record of €11.3 trillion.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 3

Our market data segment, Market Data & Analytics, recorded sales revenue amounting to €225 million, a rise of 19 percent over the previous year. Part of this growth was attributable to the first-time consolidation of index provider STOXX Ltd. in 2010.

Thus, overall, there was a positive performance across the majority of the segments, with some double-digit growth.

(Slide 2)

Group performance was similarly positive: overall, sales revenue expanded by 2 percent to around €2,106 million. Unfortunately, net interest income from banking business almost halved to around €59 million. This reflects the monetary policy being pursued by the European Central Bank, which is geared towards stimulating investment activity in the economy as a whole by means of historically low interest rates – though there have been signs of a shift in policy since the second quarter of this year, which means we are expecting growth in this area this year.

Despite the difficult monetary policy environment, we improved our result, adjusted for the non-cash impairment charge at ISE and the costs of efficiency programmes. This is partly because we performed better in terms of costs in 2010 than we had planned to: we came in 5 percent below our original cost target of €1,210 million excluding special items. This results in a figure for adjusted earnings before interest and taxes (EBIT) of €1,091 million – 5 percent more than in 2009.

(Slide 3)

Based on the strength of Deutsche Börse Group earnings, as seen from these figures, we are proposing to distribute a stable dividend of €2.10 per share. This puts our dividend distribution ratio, adjusted for the ISE impairment charge and costs of efficiency programmes, at 54 percent of Group net income.

Our capital management policy is aimed at ensuring attractive distributions for our shareholders while retaining our excellent AA rating. In future, a strong credit rating will be an ever more important competitive advantage, such as for our post-trade services, which we are increasingly offering in Asia as well, and for our clearing services, which we intend to expand further for the over-the-counter derivatives market. During the financial crisis, Deutsche Börse Group stood as firm as a rock, not least because of our strong financial position and our prudent risk management.

2.	The first quarter of 2011

(Slide 4)

Whilst performance last year was moderately positive, we can look back on an extraordinarily successful first quarter of 2011: our figures were excellent in the first quarter and beat analysts’ expectations. We increased our sales revenue by 8 percent against the same quarter last year to reach €559 million. Earnings per share rose by 36 percent to €1.14. The other key figures can be found on this slide and in our press release relating to the quarterly figures.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 4

3.	Efficiency improvement programme

Ladies and Gentlemen, you know that we responsibly use the capital you have entrusted us with. This includes endeavouring on an ongoing basis to move the company forward – I shall come to this in a moment. It also includes being persistent in our efforts to improve efficiency and control costs. I therefore attach particular importance to the fact that we succeeded in reducing our overall costs in the first quarter of 2011: they were a full 9 percent lower than in the same quarter of last year, at €271 million. In this, we have demonstrated once again that, despite outstanding success on the markets worldwide, we will not tire in our endeavour to remain lean and powerful, effective and efficient. And we will continue to maintain this basic stance in the future. I will continue to focus on this.

(Slide 5)

In fact, we have so far always met our cost forecasts – indeed, we have often beaten them. And we will this year: instead of achieving savings of €150 million a year from 2013, as planned, we will achieve them from 2012. This is because, since we announced our efficiency improvement programme, we have made swifter progress than planned, partly through a very well received voluntary leaver programme.

For 2011 we therefore expect to make savings of €115 million instead of the cost optimisation of €85 million originally planned. Based on the high level of cost discipline exercised in the first quarter and swift implementation of efficiency measures, we are reducing our forecast for operating costs in 2011 by a full €35 million to €890 million.

Furthermore, last year we completed the relocation of Group headquarters to Eschborn, and as a result we expect further improvement in our effective tax rate in 2011 to around 26 percent. This means our tax rate is around 10 percentage points lower than in 2007. In addition to the move to Eschborn, the corporate tax reform of 2008 has also had a positive impact. This benefits you in particular, our shareholders.

4.	Growth initiatives

(Slide 6)

Part of the aim of our careful cost management is to finance future growth. First of all, that means organic growth. The more participants we have, the higher our trading volumes and the more transactions we process, the more our unit costs are reduced. There is therefore fierce competition amongst exchanges and other, less regulated financial organisations: competition for participants, volumes, transactions. In this competitive environment, those who wait get left behind.

In addition, all our major customers – investment banks, for instance – have been operating on a global footing for a long time. We need to adapt to this. That is why Deutsche Börse Group works continuously on developing new products and tapping new markets worldwide. We did that last year, and we will do it this year – entirely irrespective of whether the major step we are planning comes off. We are already broadly diversified with an internationally based operation – in all time zones around the globe.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 5

Let me give you a few examples:

•

Firstly: in 2010, Clearstream signed a joint agreement with the Brazilian post-trade provider CETIP for the development, marketing and sale of collateral management services. This link created in the first quarter of 2011 gives CETIP customers access to Clearstream’s collateral management services in their own time zone. In January 2011, Clearstream was the first inter- national central securities depository to include Brazil in its cross-border settlement network. This means we can offer settlement and custody services for all asset classes denominated in Brazilian real. This represents a decisive success in our BRIC strategy – our strategy to tap into the major emerging markets of Brazil, Russia, India and China.

•

Secondly: at the beginning of March 2011, our product based on Korea’s major KOSPI index passed the 500,000 mark for contracts traded. Since trading began, the average daily volume has risen constantly, reaching more than 11,000 contracts in March 2011. The arrangement with Korea Exchange for trading in what is the world’s most popular futures product has been in place since 30 August 2010. We are optimistic that this project will serve as a beacon for other products in the Asian growth markets, to the benefit of all participants – in America and Europe as well as in Asia.

•

Thirdly: Eurex OTC Clear. Through what is called “Client Asset Protection”, we will offer our customers a new service which provides enhanced protection in the event of a clearing participant becoming insolvent. We will also introduce a new method for measuring risk, based on participants’ entire portfolio rather than just specific instruments. This will make risk management carried out for our customers more effective. And we are preparing services in support of forthcoming EU-wide reforms in the regulation of derivatives clearing.

•

Fourthly: GC Pooling, a successful joint product between Clearstream and Eurex Repo for risk management in the interbank market. Here, outstanding volumes in the first quarter of 2011 broke through the €100 billion mark and are a quarter more than in the same period last year.

•

Fifthly: exchange-traded index funds – ETFs for short – have been on the market in Europe for over ten years, and we were the first in Europe to make them exchange-tradable. But they continue to achieve double-digit growth rates and are now gradually reaching volumes which will make a considerable contribution to earnings, even for us. In the first quarter of 2011 we saw an average monthly order book volume of €17 billion – which equates to 14 percent of Xetra’s trading volume.

I could go on with this list. In order to continue to make full use of our growth potential, we will also, despite cost cutting, increase our expenditure on growth initiatives and infrastructure in 2011 by a third to around €120 million. Under our current plans, about 60 percent of this will be accounted for by the derivatives market segment Eurex and 30 percent will go to the post-trade segment Clearstream. The remaining 10 percent will be divided between the spot market segment Xetra and the market data segment Market Data & Analytics.

Summing up so far: Deutsche Börse is already on course for further growth. We can act from a position of strength. However, we also see further development potential beyond these initiatives for organic growth – in particular through a major international step aimed at achieving non-organic growth.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 6

5.	Merger of Deutsche Börse and NYSE Euronext

(Slide 7 + 8)

This brings me back to the point with which I began my presentation and which probably interests you the most: our planned merger with NYSE Euronext. On 15 February 2011, we announced that Deutsche Börse and NYSE Euronext had signed a binding Business Combination Agreement and had thereby agreed to merge Deutsche Börse and NYSE Euronext to create the world’s leading exchange organisation. Which means that you, the shareholders of Deutsche Börse AG, have an historic opportunity to take a stake in this new group through a share swap. You will benefit not only from direct value appreciation on the back of the anticipated synergies, but also from the considerably enhanced growth opportunities of a global leading exchange organisation.

(Slide 9)

Combining the two exchanges represents a real quantum leap: it will bring two of the world’s most renown and most successful exchange operators together under the same roof. NYSE Euronext is not only the world’s foremost exchange for listings, the leading provider in the cash market and an outstanding derivatives house, but is also a brand which is recognised like no other. Deutsche Börse, with its complementary product portfolio, leads the way in derivatives trading and in clearing – where its lead in terms of expertise is as clear as it is in risk management – as well as in post-trade operations. By combining these two firms we will be creating the world’s leading exchange organisation.

This will make us:

•	firstly, the world leader in derivatives and risk management, with over 18 million contracts traded per day and the only clearing house which can provide real-time monitoring of trading positions

•

secondly, the biggest and best -known financial centre for listings worldwide with a market capitalisation of listed companies which is greater than that of the four next largest exchange operators combined

•	thirdly, the leading provider of high-growth technology services and market data as well as the renown family of STOXX indices

•	and fourthly the global pioneer in international post -trade services

We published the basic features of the transaction just after we announced our plan. I will just repeat the most important facts: the merger will be carried out through a new holding company in the Netherlands, which will provisionally be called Alpha Beta Netherlands Holding. This holding company will issue new shares in exchange for Deutsche Börse and NYSE Euronext shares, in a ratio of 1 to 1 in the case of Deutsche Börse shares and in a ratio of 1 to 0.470 for NYSE Euronext shares. The shares of the new company will be listed on the exchanges in Frankfurt, New York and Paris. After the transaction is completed, if all shares are exchanged, previous Deutsche Börse shareholders will hold a combined stake of 60 percent in Alpha Beta Netherlands Holding, while previous NYSE Euronext shareholders will own 40 percent. A key condition for the transaction is that at least 75 percent of Deutsche Börse AG shareholders accept the exchange offer. And at least 50 percent of NYSE Euronext shareholders at the annual general meeting must approve for NYSE Euronext to become a wholly-owned subsidiary of the holding as part of the merger.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 7

In our view, the merger is compelling for the following reasons:

•

In strategic terms, the companies fit together perfectly and any overlap is very limited. This makes us confident of gaining the approval of the cartel authorities. Our planned business combination is open to other collaborative arrangements and partnerships. We are open to the inclusion and participation of other exchanges, particularly in regions with strong growth, but also in established markets.

(Slide 10)

•

The merger will bring great benefits in financial terms. We now anticipate cost savings of around €400 million a year – that is €100 million more than we originally calculated. The reason for this increased figure is that originally we were deliberately conservative in our estimates. In recent weeks, in our integration planning work, we have identified further potential for savings.

(Slide 11)

•

We have also made advances in recent days with NYSE Euronext in calculating revenue synergies. Instead of a figure of €100 million, as originally estimated, we now expect to see synergies of €150 million. We foresee these revenue synergies in the following areas:

•

Through progressive introduction of the clearing capabilities of Deutsche Börse across the whole group, and extension of risk management to all our cash and derivatives markets, additional revenue potential will be tapped. A global clearing infrastructure will be formed which will significantly enhance risk management and efficiency in the use of capital for our customers.

•	The combination of equity and derivatives markets offers the opportunity to create liquidity pools and to underpin growth through cross-selling across European spot markets.

•

Our customers will benefit from stronger hosting and management of technology and data services. This is in addition to an extension of our STOXX index business to the US market, US products and on a global scale. The new company will also have a still larger amount of content at its fingertips in designing data and analysis products for pre- and post-trade business.

•

As the prime global provider of trading and post -trade services, bundling sales opportunities and cross-selling activities will make us the preferred partner for collaborative set-ups, particularly in Asia and the Middle East. Joint marketing of the complete portfolio of products and services will enable new potential to be tapped in our main markets and will bring swifter sales success in our growth markets.

•

By expanding the product portfolio we will generate additional revenue. By combining the products and services of the two exchange organisations, and by bringing together our development and innovation capability, we expect to see still stronger growth in new products and services, creating lasting additional value for our customers.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 8

(Slide 12)

•

All stakeholders will benefit in the long term. This transaction is a win-win situation for shareholders, customers, staff, our partners and the financial market as a whole. The market capitalisation of the new company, not taking account of synergy effects, will be more than €17 billion. In 2010, net revenue would have amounted to €4.1 billion and the combined EBITDA figure would have totalled €2.1 billion. Measured in terms of revenue and operating profit, the merger will create the world’s largest exchange organisation.

(Slide 13)

Just the cost and revenue synergies that will take full effect at the end of the third year following conclusion of the transaction will increase the earnings power of the group compared to the market expectations by more than 30 percent to around €1.7 billion. Continuation of our current dividend policy would also represent a dividend increase of more than 30 percent. We are also hoping for an opportunity to improve capital market valuation – based on the P/E ratio for example. Our expectations in this area are mainly based on the improved growth prospects of the joint company, particularly in the derivatives market and through geographical expansion. Ultimately, a higher earning power and the anticipated improvement in capital market valuation will benefit you as shareholders in the new holding company: firstly thanks to the ability of the new company to offer an attractive distribution policy, and secondly thanks to the increase in shares prices if the valuation of the new company on the capital market improves.

To give you an example: Deutsche Börse’s and NYSE Euronext’s net income for 2011, as estimated by analysts, and the full synergies after taxes of around €400 million multiplied with the P/E ratio of 13, which corresponds to the weighted price-earnings ratio of Deutsche Börse and NYSE Euronext before the announcement of the transaction on 15 February, result in an implicit value of the Deutsche Börse share of €71 – around 25 percent above the current value. If we take as basis a price-earnings ratio of 14 instead of 13 – which would represent only a moderate improvement of our capital markets valuation – the implicit value for each Deutsche Börse share would be €77. With this you can see the value that this transaction can add for you as Deutsche Börse shareholders.

Another very important point: what will be the consequences of the merger for Frankfurt as a financial centre? From the point of view of our staff, from the point of view of the region, from the point of view of the federal state of Hesse, and not least from the point of view of Germany as a financial location, this question is obviously the most relevant – and rightly so. Accordingly, when negotiating the Business Combination Agreement, we placed utmost importance on protecting the interests of Deutsche Börse and of Frankfurt as a financial centre. Frankfurt has so far served as an important financial centre in Europe. But with the merger, Frankfurt will become a key location in the global capital market.

I might also, in connection with my thoughts on the subject of globalised markets, ask the following rhetorical question: what is better – being globally connected up in a globalised world, or cocooned in a local environment? To me, the answer is obvious: the merger in the form we have agreed will strengthen Frankfurt as a financial centre and will therefore also strengthen Germany as a financial location.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 9

The balanced location plans for the new company envisage the two company head offices being based in Frankfurt and New York. And let me stress: this is set down legally in the new holding’s articles of incorporation. The people who will make up the management bodies of the new company will also act as a guarantee that the interests of Deutsche Börse and of Frankfurt as a financial centre will be taken into account.

(Slide 14)

We are fully on schedule in our preparations for the merger. The most important milestones which we have already passed or have yet to reach are as follows:

•	Firstly: since the announcement of the merger we have made substantial progress towards obtaining the various regulatory and anti-trust-related approvals.

•

Secondly: the Dutch holding company’s exchange offer to you, the shareholders of Deutsche Börse AG, runs since 4 May until 13 July. An acceptance ratio of 75 percent is required to carry out the merger successfully.

•	Thirdly: more than 50 percent of the shareholders of NYSE Euronext need to approve the transaction in an extraordinary general meeting to be held on 7 July 2011.

(Slide 15)

As you will be aware, Ladies and Gentlemen, Nasdaq and ICE submitted a counteroffer to the Board of Directors of NYSE Euronext which foresees the break-up of NYSE Euronext. ICE and Nasdaq are offering shares as well as a cash component to NYSE Euronext shareholders. Following unanimous rejection of the counteroffer by the NYSE Euronext Board of Directors, Nasdaq and ICE then announced a takeover bid on 3 May. Allow me to underline here that we are of the firm opinion that the merger of Deutsche Börse and NYSE Euronext will be clearly superior to the announced takeover bid for NYSE Euronext. That is true both in terms of strategic logic and the attractiveness to NYSE Euronext shareholders and with regard to the implications for market structures and the feasibility of the transaction.

As far as strategic logic is concerned, I have already talked about this with regard to the merger of Deutsche Börse and NYSE Euronext. By bringing together complementary business areas, the merger will create the world’s leading exchange organisation which will be unique in addressing the needs of the market for global presence and breadth of product offering. By contrast, the Nasdaq and ICE bid is focussed on breaking up NYSE Euronext to form a cash market operator focused on the US market with very limited growth potential and a monopoly for US listings.

For the shareholders of NYSE Euronext, the merger with Deutsche Börse creates more value than the proposal from Nasdaq and ICE for the following three reasons:

•

Firstly: achievable synergies verified by systematic joint analysis, in the case of the merger of Deutsche Börse and NYSE Euronext, contrast with highly speculative synergy estimates which Nasdaq and ICE themselves say need to be verified through due diligence and which, with regard to the combined cost base of the companies, are well above other examples for our sector.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 10

•

Secondly: in the case of the merger between Deutsche Börse and NYSE Euronext, an excellent credit profile and the highest level of cash flow generation for a company in the exchange sector contrasts with what would be expected to be a sub-investment-grade rating for Nasdaq after the transaction, and thus a lack of ability to distribute dividends to shareholders and to invest in growth.

•

Thirdly: because of the leading global position in all segments – particularly in derivatives – and the additional growth opportunities, the merger of Deutsche Börse and NYSE Euronext has the potential to be valued on the market with a higher earnings multiple than Deutsche Börse currently is, whilst in the case of ICE and Nasdaq, because of diluted earnings growth and the high level of debt, a lower valuation multiple can be expected than is currently the case.

Looking at the implications for market structures also makes for a clear picture: the merger of Deutsche Börse and NYSE Euronext will strengthen existing market structures and the financial centres concerned because of the complementary nature of the transaction, and will offer our customers significant advantages in terms of a global network, cross margining and product innovation. The Nasdaq and ICE bid, on the other hand, would lead to a monopoly in US listings, would weaken New York as a financial centre through huge job cuts because of the high degree of overlap in structures, would marginalise European cash markets through a US-oriented Nasdaq and NYSE Euronext combination, and would weaken the market infrastructure in the US and Europe by breaking up proven structures.

Finally, and very importantly in my view, there is the extremely questionable feasibility of the Nasdaq and ICE bid. Whilst we are planning to combine with NYSE Euronext on the basis of a written contract and are already well advanced in the process, the Nasdaq and ICE bid represents a proposal that has been clearly rejected by the NYSE Euronext Board of Directors. Another decisive consideration is that, in the view of the experts, the US anti-trust authorities would stop a takeover of NYSE Euronext by Nasdaq because of the monopoly which would ensue in US listings.

A final point, which Dr Gentz has already touched on in his comments: today, the Executive Board and Supervisory Board of Deutsche Börse published a joint position statement on the takeover offer in accordance with section 27 of Wertpapiererwerbs- und Übernahmegesetz (WpÜG, the German Securities Acquisition and Takeover Act). After careful examination, both bodies came to the conclusion that the exchange offer from the Dutch holding company to the shareholders of Deutsche Börse is fair and appropriate from a financial point of view. The Executive Board and the Supervisory Board of Deutsche Börse are convinced that the merger of Deutsche Börse and NYSE Euronext is in the best interest of Deutsche Börse and its shareholders. The Executive Board and the Supervisory Board of Deutsche Börse therefore support the exchange offer and recommend to you, as shareholders of Deutsche Börse, that you accept the exchange offer.

(Slide 16)

Ladies and Gentlemen, this transaction sets the course for the future and will be decisive in shaping the development of the exchange sector worldwide – and not only in the next few years, but for a long time to come: if you opt in favour of it, then you and your Company will have the opportunity to create value, to open up wide new prospects for your shares, and at the same time to bring greater security, integrity and transparency to the global capital markets for decades to come. And we, as an even more international and even more broadly diversified company, will be able to create sustainable value for you, our owners. If you opt in favour, the world’s leading exchange organisation will arise this year – an exchange organisation which will be unique in the world: in its geographical scope and in the breadth of its product mix.

Annual General Meeting Deutsche Börse Aktiengesellschaft, 12 May 2011	Page 11

We are very confident that the strategic logic, the financial benefits and the long-term growth potential of the merger of Deutsche Börse and NYSE Euronext will persuade you and the shareholders of NYSE Euronext – just as we and the management of NYSE Euronext were persuaded by these advantages. The decision is therefore now up to you, our shareholders. We are relying on your support.

Thank you for your attention. I look forward to answering your questions.